EXHIBIT 12-1

MCN ENERGY GROUP INC. AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Twelve Months	Twelve Months	Twelve Months
	Ended	Ended	Ended
	September 30, 1999	December 31, 1998	December 31, 1997

	(Dollars in Thousands)
EARNINGS AS DEFINED(1)

Pre-tax income(2)(5)(6)	$(32,301)	$(497,476)	$167,336

Fixed charges(3)	169,024	158,242	125,338

Earnings as defined	$136,723	$(339,234)	$292,674

FIXED CHARGES AS DEFINED(1)(4)

Interest, expensed	$119,655	$111,750	$86,453

Interest, capitalized	11,383	19,938	18,190

Amortization of debt discounts, premium and expense	3,351	2,869	2,426

Interest implicit in rentals	2,363	2,554	2,181

Preferred securities dividend requirements of subsidiaries	40,212	36,370	31,090

Fixed charges as defined	$176,964	$173,481	$140,340

Ratio of Earnings to Fixed Charges			2.09

Coverage Deficiency(7)(8)	$40,241	$512,715

(1)	Earnings and fixed charges are defined and computed in accordance with Item 503 of Regulation S-K.

(2)	This amount represents the aggregate of (a) the pre-tax income from continuing operations of MCN and its majority-owned subsidiaries, (b) MCN’s share of pre-tax income of its 50% owned companies, and (c) any income actually received from less than 50% owned companies.

(3)	Fixed charges added to earnings are adjusted to exclude interest capitalized during the period for nonutility companies.

(4)	Fixed charges represent (a) interest, whether expensed or capitalized, (b) amortization of debt discount, premium and expense, (c) an estimate of interest implicit in rentals, and (d) preferred securities dividend requirements of subsidiaries.

(5)	For the twelve-month period ended September 30, 1999, MCN recorded several unusual charges, consisting of property write-downs, investment loss and losses on sale of properties, totaling $134,131,000 pre-tax ($87,185,000 net of taxes).

(6)	For the twelve-month period ended December 31, 1998, MCN recorded several unusual charges, consisting of property write-downs, investment losses and restructuring charges, totaling $606,953,000 pre-tax ($389,598,000 net of taxes and minority interest).

(7)	Earnings for the twelve-month period ended September 30, 1999, were not adequate to cover fixed charges. The amount of the coverage deficiency was $40,241,000. The Ratio of Earnings to Fixed Charges excluding unusual charges would have been 1.53.

(8)	Earnings for the twelve-month period ended December 31, 1998, were not adequate to cover fixed charges. The amount of the coverage deficiency was $512,715,000. The Ratio of Earnings to Fixed Charges excluding unusual charges would have been 1.54.